May 14, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Christian Windsor and Kathryn McHale

Re:	TechTarget, Inc. (“the Company”)
Registration Statement on Form S-1 (File No. 333-140503)

Ladies and Gentlemen:

As Representatives of the several Underwriters of the Company’s proposed public offering of up to 8,855,000 shares of Common Stock, we hereby join with the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 12:00 p.m. (NYT) on May 16, 2007, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated May 1, 2007, through the date hereof:

Preliminary Prospectus dated May 1, 2007:

8,015 copies to prospective Underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

MORGAN STANLEY & CO. INCORPORATED
LEHMAN BROTHERS INC.
As Representatives of the several Underwriters

By:	MORGAN STANLEY & CO. INCORPORATED

By:	/s/John Tyree
John Tyree
Executive Director

By:	LEHMAN BROTHERS INC.

By:	/s/Arlene Salmonson
Arlene Salmonson Vice President